SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 20, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JANUARY 30, 2008

Date, time and place: January 30, 2008, at 12:00 pm, at the Company’s headquarters, at Av. Jurandir, 856, 1º andar, City of São Paulo, State of São Paulo; Quorum: Attendance of all members of the Board of Directors. Presiding Board: Maria Cláudia Oliveira Amaro Demenato - Chairwoman and Flávia Turci - Secretary; Agenda and Resolutions: The following resolutions have been taken:

(i) In view of the resignation presented by the Officer Mr. Ruy Antonio Mendes Amparo, the person elected to take this position is Mr. JORGE GABRIEL ISAAC FILHO, Brazilian, married, engineer, domiciled in the City and State of São Paulo, at Av. Jurandir, 856 – Lote 04 – 1º andar – Jardim Ceci, with Individual Taxpayer’s Register (CPF/MF) 121.621.406 -91 and Identity Card (RG) 485.009 -02 SSP/SP. The term of office of the elected officer shall be coincident with that of the other officers. The elected officer declares he is not subject to any crimes that might prevent him from engaging in commercial activities, and that he is not incapacitated to do so, by operation of law. The investiture of the elected officer shall take effect upon the execution of (i) the respective Instrument of Investiture in the competent book, and (ii) the Instrument of Agreement of Managers, pursuant to the requirements of Regulation of Differentiated Corporate Governance Practices – Level 2, of the São Paulo Stock Exchange – BOVESPA. We take the opportunity to present our sincere thanks to the resigning Officer for the services he has provided to the Company. Moreover, the Company is authorized to render vote for the election of Mr. Jorge Gabriel Isaac Filho to take the position of Vice President of its subsidiary TAM Linhas Aéreas S.A.,

(ii) To approve the concession of guarantee by the Company as surety, pursuant to the Deed of Guarantee as well as any other document related to the referred guarantee, pegged to the following contracts: (a) the Engine Lease Assignment, Assumption and Amendment Agreement, referring to one (01) engine model CF6-80E1A3, series number 811178, entered into between the companies AVIATION FINANCIAL SERVICES INC., in the capacity of current lessor, AFS NVESTMENTS 75, INC., in the capacity of new lessor and TAM – LINHAS AÉREAS S/A, wholly-owned subsidiary of the company, in the capacity of lessee; (b) Amendment to Aircraft Lease Series A Common Terms Agreement, referring to the aircraft A330-200, series number 477 and 466, prefixes PT-MVH and PT-MVK and aircraft A320-200, series number 1663, 1672, 1771 and 1804, prefixes PR-MAB, PR-MAC, PR-MAD and PR-MAE, entered into between the companies General Electric Capital Corporation - GE Capital, Celestial Aviation SARL, in the capacity of lessor and TAM – LINHAS AÉREAS S/A, wholly-owned subsidiary of the company, in the capacity of lessee; (c) Amendment to Aircraft Lease Series B Common Terms Agreement, referring to aircraft A330-200, series number 232, 238, 247, 466, 472 and 700, prefixes PT-MVA, PT-MVB, PT-MVC, PT-MVF, PT-MVG and PT-MVL, entered into between the companies General Electric Capital Corporation, in the capacity of lessor, and TAM – LINHAS AÉREAS S/A, wholly-owned subsidiary of the company, in the capacity of lessee, and (d) Master Engine Lease Agreement In Respect Of Up To Ten (10) Spare Aircraft Engines, entered into between the companies Tauari Leasing Limited, in the capacity of lessor, and TAM – LINHAS AÉREAS S/A, wholly-owned subsidiary of the company, in the capacity of lessee. In view of the resolution herein, the company is authorized to grant all the referred guarantees, as per the aforementioned provisions, being the Board of Directors incumbent upon the adoption of the necessary measures for its concession, ratifying all acts previously carried out. Closure: Nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up in summary format, read, and signed by all attending members. São Paulo, January 30, 2008. (Signatures) Maria Cláudia Oliveira Amaro Demenato – Chairwoman and Flávia Turci - Secretary. Board members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Júnior, Roger Ian Wright and Pedro Pullen Parente. This is a free English translation of the original instrument drawn up in the Company’s records.

_________________________

Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.